INVEST IN **HARD AF SELTZER**

A Veteran Owned 8% ABV Hard Seltzer that doesn't suck. Currently in 2,000+ locations!



HARD AF SELTZER
8% ABV
NO SUGAR.
NO CARBS.
NO GLUTEN.
WATERMELON
8% ALC/VOL
12 FL OZ
PEACH
VETERAN OWNED

hardafseltzer.com Austin, TX

Alcohol & Vice | Food & Beverage | Retail

Highlights

1. $1.2 Million in product sold in the first 2 years.
2. Chain deals with H-E-B, Total Wine, Lowe's Food, and Piggly Wiggly.
3. Available in 2,000+ locations in 7 states.
4. Served in all stadiums at the University of Illinois for the next 3 years starting this fall.
5. 3 year exclusive partnership with The Brown Jug Restaurant at University of Michigan.

Featured Investor



Ari Ginsberg Follow
Syndicate Lead

Invested $5,000

"I'm thrilled to invest in Hard AF Seltzer. Veteran-owned and crafted with the same dedication that made Black Rifle Coffee a household name, Hard AF Seltzer promises quality and innovation. Their track record speaks for itself, having built a cult-like following with the Drinkin' Bros Podcast. This new venture is sure to impress, bringing bold flavors and an uncompromising commitment to excellence. Cheers to new beginnings and exceptional sips!!"

Our Team



Dan Hollaway Co-Founder

Former VP Marketing Black Rifle Coffee



Ross Patterson Co-Founder

CEO Tetherball Academy Media



Jarred Taylor Co-Founder

Co-Founder Black Rifle Coffee



Chuck Liddell Brand Ambassador

UFC Hall Of Fame

The premium craft Hard Seltzer you've been waiting for. Great taste. 8% ABV. Zero Carbs. Zero Sugars.



HARD AF SELTZER
STAY HARD
HARD AF SELTZER
BLUE RASPBERRY
8% ALC/VOL
12 FL OZ
HARD AF SELTZER
PEACH
8% ALC/VOL
12 FL OZ
HARD AF SELTZER
PIÑA COLADA
8% ALC/VOL
12 FL OZ
HARD AF SELTZER
WATERMELON
8% ALC/VOL
12 FL OZ

PAVING THE WAY TO NIL DEALS
We started working with colleges in 2023 to form strong NIL partnerships with their collectives to support the collegiate athletics programs. We have inked deals with two schools so far to create a unique flavor for them, with full trademark usage on the cans and packaging. Expect to see these available from concessionaries at college stadiums as they all start to move into alcohol sales in their arenas.
Available Fall 2024.
HARD AF SELTZER
8% ALC/VOL
HARD AF SELTZER
8% ALC/VOL





PERFECT FOR GAMEDAY
Official partners with the Miami Marlins & the Tampa Bay Rays for the 2023 MLB Season.
DEX Imaging
HARD AF SELTZER



LOW ABV TASTE, HIGH ABV PUNCH. WE CREATED A HIGH ABV SELTZER THAT DOESN'T TASTE LIKE COUGH SYRUP.

- High ABV seltzers **often have harsh flavors and contain lots of sugar** to cover up the strong booze taste
- **We use a neutral tasting base mixed with top level flavoring** to produce a smooth, drinkable high ABV seltzer.











HARD AF SELTZER
WATERMELON
8% ALC/VOL
HARD AF SELTZER
8% ALC/VOL
HARD AF SELTZER
PEACH
8% ALC/VOL
HARD AF SELTZER
BLUE RASPBERRY
8% ALC/VOL

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HARD AF SELTZER

SUPERIOR MARKETING. SUPERIOR TASTE.

- **Massive and engaged audience** across podcasts and social media
- Just finished a full year of flavor and formula development and tweaking with top flavor house
- **Cleanest flavors** in the High ABV category, utilizing the best ingredients we could find. Bespoke flavors developed from the ground up.



STAY HARD

HARD AF SELTZER

WE ARE CURRENTLY AVAILABLE IN 9 STATES & DTC DISTRIBUTION IN 37 STATES ACROSS THE U.S.

Brewed By: The Nations Brewing Co





- **Retail distribution** in Texas, Florida, Tennessee, Georgia, Alabama, Ohio, Michigan, Illinois, and North Carolina.
- **Online direct to consumer** via Accelpay









HARD AF SELTZER

HARD AF SELTZER

WE HAVE CULTIVATED A DEEPLY LOYAL AUDIENCE OF PEOPLE WHO LOVE TO DRINK AND DON'T TAKE THEMSELVES TOO SERIOUSLY

Hard AF is founded by the hosts of the Drinkin' Bros podcast and its family of successful shows

- **125M+** Downloads annually
  105M+ YouTube views
- **2M+** Combined social media followers
- **Converting audience into customers** on-air, online, and in person









750M+ LIFETIME DOWNLOADS:
DRINKIN' BROS
PODCAST

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HARD AF SELTZER

OUR SELTZERS HAVE COMPETITIVE NUTRITIONAL AND FLAVOR PROFILES



	Calories	Added Sugar	Flavors
HARD AF SELTZER	160	0g	4
BUD LIGHT PLATINUM	170	3g	3
WHITE CLAW	160	2g	4

0g
Total Fat
0g
Total Carbs
0g
Total Sugars
0g
Sodium



POSITIVE EARLY TRACTION WITH $100K+ IN DTC SALES WITHIN THE FIRST WEEK

WE ARE A VETERAN-OWNED BUSINESS
WITH DEEP EXPERIENCE BUILDING AUDIENCES AND SUCCESSFUL CPG COMPANIES



ROSS PATTERSON	DANIEL HOLLAWAY	DOUG MEYER	KREIS HOLLAND
Co-Host of Drinkin' Bros	Co-Host of Drinkin' Bros	Owner of Tactical Brewing	Co-Founder of Tactical Brewing
NYT Best-Selling Author	Infantry @ The US Army	Rifleman @ The US Marine Corps	Head Brewer
Film and TV Actor (Accepted, The New Guy, and more)	VP of Marketing @ Black Rifle Coffee (NYSE: BRCC)	International Award-Winning Beer: US Beer Open, New York International Beer Comp.	International Award-Winning Beer: US Beer Open, New York International Beer Comp.



HARD AF SELTZER

